UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Harp, M. Randall
   Rt. 8, Box 89Y
   Ada, OK  74820
   USA
2. Issuer Name and Ticker or Trading Symbol
   Pre-Paid Legal Services, Inc.
   PPD
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   March/2001
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Chief Operating Officer
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
Common Stock               |      |    | |                  |   |           |50,716             |D     |                           |
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Common Stock               |      |    | |                  |   |           |15,930             |I     |By ESOP Trust              |
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
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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
Stock Option - Right t|19.20   |3/01/|J   |v|30000      |A  |(2)  |3/01/|Common      |30,000 |       |            |D  |            |
o Buy                 |        |01   |    |(|           |   |     |10   |            |       |       |            |   |            |
                      |        |     |    |1|           |   |     |     |            |       |       |            |   |            |
                      |        |     |    |)|           |   |     |     |            |       |       |            |   |            |
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Stock Option - RIght t|14.25   |4/14/|    | |           |   |     |     |Common      |       |       |50,000      |D  |            |
o Buy                 |        |97   |    | |           |   |     |     |            |       |       |            |   |            |
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Stock Option - Right t|35.875  |4/2/9|    | |           |   |     |     |Common      |       |       |50,000      |D  |            |
o Buy                 |        |8    |    | |           |   |     |     |            |       |       |            |   |            |
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Stock Option - Right t|26.125  |4/23/|    | |           |   |     |     |Common      |       |       |50,000      |D  |            |
o Buy                 |        |99   |    | |           |   |     |     |            |       |       |            |   |            |
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Stock Option - Right t|32.8125 |5/12/|    | |           |   |     |     |Common      |       |       |50,000      |D  |            |
o Buy                 |        |00   |    | |           |   |     |     |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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
Explanation of Responses:
(1) These securities were aquired through participation in the Issuer's Stock Option Plan approved by shareholders on May 12, 2000. These transactions are exempt under old Rule
16a-8(b).
(2) These options were granted and are immediately excercisable as to 2,000 and will vest in additional increments of 2,000 March 1st of the following four years from grant date.
SIGNATURE OF REPORTING PERSON
Randy Harp
DATE
April 10, 2001